UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST

(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.

6410 Poplar Avenue; Suite 900

Memphis, TN 38119

(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Longleaf Partners Funds

Month‐ End Data at 11/30/11

Partners Small‐Cap

LLPFX LLSCX LLINX

Net Assets (millions)$ $ 8,0662,979 $ 1,663

NAV per share $ 26.74$ 24.90 $ 12.47

Cusip 54306910‐8 54306920‐7

(Closed 7/97)

PartnersS&P 500Small‐CapRussell 2000InternationalEAFE

Year‐to‐date‐2.99% 1.08% 0.42% ‐4.80% ‐

Month ‐2.36% ‐0.22% ‐1.62% ‐0.36%

Quarter‐2.47% 2.90% ‐2.52% 1.86% ‐

One Year3.15% 7.83% 7.52% 2.75% ‐12

Three Year23.39% 14.13% 23.37% 17.56%

Five Year‐3.02% ‐0.18% 1.27% 0.09% ‐

Ten Year4.38% 2.91% 8.77% 6.18% 3.

15 Year7.20% 5.24% 10.10% 6.39%

20 Year10.75% 8.34% 11.60% 8.91%

Inception10.61% 8.51% 10.16% 8.60% 7

Inception date 4/8/87 2/21/89

These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call (800)445‐ 9469 or visit the Advisor’s website, southeasternasset.com, for the most recent performance information or southeasternasset.com/misc/prospectus.cfm for a current copy of the Funds’ Prospectus and Summary Prospectus, both of which should be read carefully before investing, for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged indices referenced above include reinvested dividends and distributions. Prior to 2010, the Funds used currency hedging as a routine investment strategy. Past performance is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than the purchase price. This material should be preceded or accompanied by a Prospectus.

Partners Small‐Cap

Cash 6.0% 2.1%

Short‐term cash equivalents 0.0%

6.0% 2.1%

Common Stock & Options:

Domestic 77.1% 83.6%

Foreign 15.3% 14.4%

Bonds 1.5% 0.0%

Other 0.1% ‐0.1%

Total Net Assets 100.0%

Number of Securities 20 21

Most Recent Quarter‐

Partners Small‐Cap

Weighted market cap (millions)$ $ 2,92422,969 $ 11,994

Median market cap (millions)$ $ 2,17113,962 $ 7,627

Expense ratio 0.90% 0.92%

Portfolio Turnover (five year avg 27.04% 25.12%